UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) 90.400.888/0001-42

Company Registration (NIRE) 35.300.332.067

CALL NOTICE - ORDINARY GENERAL MEETING - The shareholders are hereby called to attend the Ordinary General Meeting to be held on April 28, 2017, at 3 p.m., at the Company head offices, located in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek No. 2235, 1º mezzanine, Vila Olímpia, to resolve on the following Agenda:

(a) To TAKE the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2016, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

(b) To DECIDE on the destination of the net profit of the fiscal year of 2016 and the distribution of dividends;

(c) To FIX the number of members that will compose the Board of Directors in the mandate from 2017 to 2019;

(d) To ELECT the members of the Company's Board of Directors for a new term of office; and

(e) To FIX the annual overall compesation of the Company´s management and members of Audit Committee.

The description and respective justifications of the matters included in the Agenda of this Meeting are set forth in the Manual for Participation in Shareholder´s meeting.

General Instructions:

1.       As provided for in CVM Instruction No. 165/91, as amended by CVM Instruction No. 282/98, the minimum percentage of stake in the voting capital required to request the multiple voting process for the election of members of the Board of Directors is equal to five percent (5%);

2.       Pursuant to paragraph 2 of article 161 of Law 6404/76 and CVM Instruction No.324/00, the installation of the Fiscal Council by the General Meeting shall occur at the request of shareholders representing at least 2% (two percent ) of the voting shares, or 1% (one percent) of the non-voting shares;

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[Free English Translation]

3.       The shareholders or their legal representatives should attend the Ordinary General Meeting bringing the relevant identity documents. In the event of representation of a shareholder by means of a proxy, the shareholders shall deliver at the Company’s head office, no less than seventy-two (72) hours before the Ordinary General Meeting, a power of attorney granted according to the law; and

4.       The documents related to the matters to be analyzed at the Ordinary General Meeting are available to shareholders (i) at the Company’s head office, at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 - Bloco A, Vila Olímpia, São Paulo/SP, 9th floor - Corporate Law Department, where they can be consulted, on business days, from 10:00 am to 4:00 pm, and also at its website (www.ri.santander.com.br – in Corporate Governance > Minutes and Management Meetings); (ii) at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), at Rua Sete de Setembro No. 111, 5th Floor, Consultation Center, Rio de Janeiro/RJ or at Rua Cincinato Braga No. 340, 2nd to 4th floors, Ed. Delta Plaza, São Paulo/SP and on its website (www.cvm.gov.br) and (iii) at the BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros, at Rua XV de Novembro No. 275, São Paulo/SP and on its website (www.bmfbovespa.com.br); and

5. Remote Voting Form: the Company implemented the remote voting system in accordance with CVM Instruction 481/09, as amended by CVM Instructions 561 and 570/15, enabling Shareholders to send remote voting form directly to the Company, to the bookkeeping or their respective custodian, according to the procedures described in the Manual for Participation in Shareholder´s meeting.

São Paulo, March 28, 2017 – Álvaro Antonio Cardoso de Souza - Chairman of the Board of Directors.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 28, 2017

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer